Exhibit C

SECURITIES OFFERED AND ISSUED PURSUANT TO THIS SUBSCRIPTION AGREEMENT HAVE BEEN OFFERED AND ISSUED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH SECURITIES LAWS. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Hawaiian Bros Inc.

Subscription Agreement for
Beneficial Interest in
Common Stock

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Hawaiian Bros Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Instrument attached hereto as Exhibit A (the "**Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber, the Company, and the Nominee identified below hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby and through Subscriber's subscription of $[_____] (the "**Subscription Amount**"), if accepted by the Company, directs the Company to issue the number of shares of the Company's common stock, par value $0.001 per share (the "**Shares**") equivalent to the product of (x) the Subscription Amount divided by (y) the price per share of the Subscription Amount the Company's Shares (the "**Subscription**") to the custody of the custodian, Prime Trust, LLC, a Nevada chartered trust company (the "**Custodian**") designated in the custody sub-account agreement in the form attached hereto as Exhibit B (the "**Custody Agreement**") with such Shares shall be issued and recorded in the name of Republic Investment Services LLC, as legal record owner of the Shares (the "**Nominee**"). The Subscriber, the Company, and the Nominee hereby agree and understand that the Subscriber is the beneficial owner of the Shares, is the holder of a Beneficial Interest (as calculated and defined in the Instrument), and has the rights of an entitlement holder under Article 8 of the Uniform Commercial Code unless such rights are circumscribed or altered by the terms of this Agreement.

2. **General Terms and Conditions.**

4887-2688-7449 v.5

(a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription Amount in whole or in part. The Company's obligations under this Agreement shall be subject to the following conditions being met: (i) the Subscriber's completion of the investment commitment process on the Portal (as defined in Exhibit A) hosting the Company's offering; (ii) the Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's Form C (as defined below); (iii) the Nominee's execution and delivery of the Instrument, as legal record owner, in connection with the Subscription; (iv) the Subscriber's execution and delivery of a separate Custody Agreement directly with the Custodian (or in the event the Subscriber already has a custodial account with the Custodian, verification of such); (v) the Subscriber's and the Nominee's counter-signing this Agreement and (vi) the Subscriber's and the Nominee's signing the proxy agreement attached hereto as Exhibit D (the "**Proxy Agreement**").

(b) *Nature of Beneficial Interest in Shares Issued pursuant to the Instrument; Limitation on Participation in Company Affairs.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the total Shares outstanding. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest therein, with any rights not explicitly set forth in the Instrument, and such rights shall be limited exclusively to those provided for in the Instrument, or (ii) any right to be deemed the legal record owner of the Shares for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the direct rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to conduct inspections, or to receive information, dividends, subscription rights or otherwise, unless otherwise specified in the Instrument.

(c) *Execution and Delivery by Nominee.* The Nominee, as legal record owner acting solely as nominee for the Subscriber, will execute and deliver to the Company the Instrument. Pursuant to the Instrument, the Company will issue the Shares in book-entry form directly to the Custodian, recorded in the name of the Nominee as holder of record by the Company. Subscriber agrees and acknowledges that Nominee has not, and shall not serve as an investment adviser, tax adviser or other professional advisor or fiduciary to Subscriber with respect to the Subscription, and Subscriber's election to purchase the Beneficial Interest, and Nominee shall not incur any liability for serving as the nominee and record holder of the Shares. No fiduciary or advisory relationship of any kind between Subscriber and Nominee is intended to be or has been created in respect of any of the transactions contemplated by this Agreement or by Nominee serving as the record owner of the Shares. Subscriber waives, to the fullest extent permitted by law, any claims of any kind that it may have against Nominee for executing any documents on behalf of, or for the benefit of Subscriber pursuant to this Agreement and agrees that Nominee shall have no liability (whether direct or indirect) to the Subscriber in respect any claim or to any person asserting a claim on behalf of or in right of the Subscriber and that is arising out of the Subscriber's election to purchase the Beneficial Interest or this Agreement.

(d) *Custody Services by Custodian.* Pursuant to the terms of a separate valid and binding agreement with Nominee, the Custodian shall maintain a custody account for the Company's

Shares held in the Nominee's name (the "**Custodied Assets**"), as legal record owner, and, pursuant to the Custody Agreement, shall maintain a custody sub-account for Subscriber's Beneficial Interest in the Custodied Assets. To the extent any of the provisions of such Custody Agreement conflict with the terms of the Instrument, the terms of the Instrument will control.

(e) *Payment of Custodian's Expenses*. Subscriber shall not be responsible for any costs associated with the Custodian's custody of the Custodied Assets nor for any costs associated with the Custodian's custody of the Subscriber's Beneficial Interest. Such costs shall be paid by the Nominee, or if the Nominee ceases to serve as nominee for the Shares for any reason, then the costs shall be paid by the replacement nominee or the Company, as applicable.

3. <u>**Closing**</u>. The closing of the transaction(s) contemplated hereby (the "**Closing**") will occur in accordance with the terms stated in the Company's offering statement, as amended, on Form C and its exhibits, as filed with the U.S. Securities and Exchange Commission in connection with the offer and sale of securities hereunder (the "**Form C**").

4. <u>**Subscriber Representations.**</u> By executing this Agreement, the Subscriber hereby represents and warrants to the Company, the Custodian, and to the Nominee as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber hereby acknowledges that, upon the final forty-eight hours (48 hours) prior to the Closing, the Subscription is irrevocable and, if the Subscriber is a natural person, shall survive the Subscriber's death, disability or other incapacity. The Subscriber hereby acknowledges that the Company has complete discretion to accept or to reject this Agreement in its entirety, either directly or through its agents, and shall have no liability for any rejection of this Agreement.

(c) The Subscriber has been advised that the Company's Shares and the Subscriber's Beneficial Interest therein have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act and the regulations thereunder ("**Regulation CF**"). The Subscriber understands that neither the Company's Shares (nor the Subscriber's Beneficial Interest therein) may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to and in compliance with Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply. The Subscriber further understands and agrees that its Beneficial Interest shall be subject to the same terms and conditions as set forth in the Instrument, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Instrument.

(d) No "bad actor" disqualification event is applicable to the Subscriber or, to the Subscriber's knowledge, any person, with respect to such Subscriber as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, listed in the first paragraph of Rule 506(d)(1), except for a disqualification event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

(e) The Subscriber is entering into this Agreement and purchasing the Beneficial Interest and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Company's Shares (and the Subscriber's Beneficial Interest therein) have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the accuracy of the Subscriber's representations as expressed herein.

(f) The Subscriber has, and at all times its Beneficial Interest shall be custodied by the Custodian, will maintain, a custody account in good standing with the Custodian pursuant to the Custody Agreement or an otherwise valid and binding custody account agreement.

(g) The Subscriber is making the Subscription and purchasing its Beneficial Interest in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under Section 4(a)(6)(B) of the Securities Act.

(h) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest in the Shares.

(i) The Subscriber has had an opportunity to (i) ask questions of, and receive answers from, the Company regarding this Agreement, the terms and conditions contained in the Instrument with respect to the Company's Shares (and the Subscriber's Beneficial Interest), and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Nominee, the Portal or any other third party (except for its own independent professional advisers), and the Subscriber has made its own independent decision that an investment in the Beneficial Interest in the Company's Shares is suitable and appropriate for the Subscriber. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Beneficial Interest in the Company's Shares or made any finding or determination concerning the fairness or advisability of such investment.

(j) Unless otherwise specified in Exhibit A: the Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, except with respect to any reports or filings the Company is required to make by law. In the event any voting, information or inspection rights with respect to the Company or the Shares must be exercised by the holder of the Shares, they will be exercised by the Nominee acting on behalf of all beneficial holders of the Shares. The Subscriber understands that the Nominee shall not exercise independent discretion when voting the Shares (and the Subscriber's Beneficial Interest) and, instead shall vote the Shares consistently with the Proxy (as defined in Exhibit A). Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Subscriber for any action taken or omitted to be taken by it when voting the Company's Shares, or in connection herewith or therewith, except for damages caused by its or their own gross negligence, recklessness or willful misconduct.

(k) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Company's Shares in accordance with the terms of the Instrument.

(l) The Subscriber understands that the Company has no obligation or current intention to register any of the securities issued by the Company, or to take action so as to permit resales pursuant to the Securities Act. Even if and when the securities become freely transferable, a public market may never develop for the Company's Shares or any other class of the Company's securities or any Beneficial Interests therein. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of its investment in the Shares (via the Instrument) for an indefinite period of time.

(m) The Subscriber agrees that it shall not sell, assign, pledge, give, transfer or otherwise dispose of its investment, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(n) The Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Beneficial Interest in the Company's Shares is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, the Subscriber shall immediately notify the Company, the Nominee, and the Custodian. The Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any Shares (including but not limited to the Subscriber's Beneficial Interest therein) to a party subject to U.S. or other applicable sanctions.

(o) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Form C.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Company's Shares (and the Subscriber's Beneficial Interest therein).

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(r) The Subscriber acknowledges that the Subscriber understands the meaning and legal consequences of the representations and warranties made by the Subscriber herein, and that the Company is relying on such representations and warranties and covenants in making the determination to accept or reject this Agreement.

5. **Indemnification; Survival.**   Subscriber and the Company shall indemnify, defend and hold harmless the Nominee and its officers, directors, employees, representatives and agents, from and against and reimburse the Nominee for any and all claims, expenses, obligations, liabilities, losses, damages, injuries (to person, property, or natural resources), penalties, or taxes, actions, suits, judgments, reasonable costs and expenses (including reasonable attorney's fees and expenses) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against the Nominee relating to, or arising from, claims against the Nominee by reason of its serving as nominee for Subscriber in accordance with the terms of this Agreement and the Instrument, and as the record holder of the Shares as contemplated hereby, including without limitation all reasonable costs required to be associated with claims for damages to persons or property, and reasonable attorneys' and consultants' fees and expenses and court costs except to the extent caused by the Nominee's gross negligence, recklessness, bad faith or willful misconduct. Such indemnification will be borne in proportions by the Company and Subscriber, assessed against the party or parties respectively, causing the acts resulting in the indemnification claim. The Subscriber hereby agrees to indemnify and hold harmless the Company and each employee and agent thereof from and against, and reimburse them for, any and all losses, damages or liabilities (including reasonable legal fees) due to, or arising out of, a breach of any representation or warranty or covenant of the Subscriber contained in this Agreement. Notwithstanding the foregoing, in no event shall the liability of the Subscriber under this Agreement or under any other agreement delivered in connection herewith exceed the purchase price paid by such Subscriber. Such representations and warranties shall survive the Closing. If any of such representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription Agreement, the Subscriber shall give prompt notice of such fact to the Company by facsimile or e-mail specifying which representations and warranties are not true and accurate and the reasons therefor.

6. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER, THE NOMINEE, AND THE COMPANY (I) WAIVE EACH PARTY'S

RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("*Commercial Rules*"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in Dallas, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Nominee, Subscriber and / or the Company and shall be resolved solely through individual arbitration and shall not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

7. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company, the Nominee and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice in accordance with this Section 7(b).

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by the Subscriber without the prior written consent of the Company; *provided,* that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) an accredited investor, as defined in Rule 501 of Regulation D promulgated under the Securities Act (an "**Accredited Investor**"), (ii) a member of the family of the Subscriber or the equivalent, (iii) a trust controlled by the Subscriber, (iv) a trust created for the benefit of a member of the family of the Subscriber, or (v) in connection with the death or divorce of the Subscriber or other similar circumstance; and *provided, further*, that the Company may assign this Agreement without the consent of the Subscriber. In the event this Agreement or any rights herein are assigned by the Subscriber to another party (a "**Subscriber Assignee**"), the Subscriber Assignee shall be required to execute (i) a joinder to this

Agreement, (ii) a Custody Agreement; and (iii) a Proxy Agreement as a condition of such assignment.

(d) Following the termination of the Lock-Up Period (as defined in Exhibit A), the Subscriber shall be entitled, upon request, to receive the Shares represented by its Beneficial Interest, which Shares shall be released from the Subscriber's custodial account to an account designated by the Subscriber.

(e) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber, Nominee and / or the Company.

(g) All rights and obligations hereunder will be governed by the laws of the State of Texas, without regard to the conflicts of law provisions of such jurisdiction.

(h) This Agreement and exhibits attached hereto constitute the entire agreement between the Subscriber, the Nominee and the Company relating to the Shares (and the Subscriber's Beneficial Interest therein); *provided*, that the Subscriber agrees to be bound by all terms in the Instrument applicable to Holders (as defined in Exhibit A) and the Proxy Agreement.

(i) This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Name:
Title (if applicable):
Address:
Email:
Phone #:

Accepted and Agreed:

COMPANY:	**NOMINEE:**
HAWAIIAN BROS INC.	**REPUBLIC INVESTMENT SERVICES LLC**

By: _____   By: _____
Name: Cameron McNie   Name:
Title: Co-Chief Executive Officer,   Title:
Chairman of the Board

Date: _____   Date: _____
 Address: 720 Main Street, Kansas   Address:
City, MO 64105   Email:
Email: ir@hawaiianbros.com

4887-2688-7449 v.5

EXHIBIT A

FORM OF INSTRUMENT

THE COMPANY'S COMMON STOCK HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES ISSUABLE PURSUANT HERETO MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

HAWAIIAN BROS INC.

INSTRUMENT

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests (the "**Subscribers**") in the Company's common stock, par value $0.001 per share (the "**Common Stock**"), of an aggregate subscription amount of $[________] (the "**Instrument Amount**"), and at the direction of such Subscribers, Hawaiian Bros Inc., a Delaware corporation (the "**Company**"), hereby issues ________ shares of the Company's Common Stock (the "**Shares**"), to the custody of PrimeTrust, LLC, a Nevada chartered trust company (the "**Custodian**") designated in a separate agreement between the Custodian and Nominee (as defined below), with such shares recorded in the name of Republic Investment Services LLC, as legal record owner of the Shares (the "**Nominee**") subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1. Instrument

(a) This Instrument shall entitle the Nominee to record ownership of shares of the Company's Shares equal to the Instrument Amount. The number of Shares of Common Stock under this Instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock of the Company subject to the Company's certificate of incorporation, as amended and/or restated from time to time.

(b) The Company and the Nominee hereby agree and understand that each Subscriber is the beneficial owner of interests that are equal to the product of (i) the quotient of such Subscriber's Subscription Amount *divided by* the Instrument Amount; *multiplied by* (ii) the quotient of the Instrument Amount *divided by* [____][1] (such product, the "**Beneficial Interest**"), and the Shares issued pursuant to the terms of this Instrument are issued in the name of Nominee solely in its capacity as record holder, nominee and administrative agent of and for the Shares and not to convey any

[1] To be the price per share of the tier at which the investor is subscribing.

economic interest in the Shares to Nominee. The Company and the Nominee further agree and understand that each Subscriber is and has the rights of an entitlement holder under Article 8 of the Uniform Commercial Code unless such rights are circumscribed or altered by the terms of a Subscriber's Subscription Agreement or this Instrument.

2.   Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the Shares, Common Stock and preferred stock.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in the Shares issued pursuant to the terms of the Subscriber's Subscription Agreement and this Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**IPO**" means: (a) the completion of an underwritten initial public offering of Common Stock by the Company pursuant to: a registration statement that has been filed with the U.S. Securities and Exchange Commission and is declared effective to enable the sale of Common Stock by the Company to the public, and that results in such Common Stock being listed for trading on the New York Stock Exchange or the NASDAQ Stock Market LLC.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as promulgated under the Securities Act.

"**Stockholders Agreement**" means that certain Stockholders Agreement, entered into as of July 11, 2021, by and among Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates and related entities and the Company.

Other capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Subscription Agreement to which this Instrument is attached as Exhibit A.

3. Company Representations

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued, has been duly authorized by all necessary actions on the part of the Company. This Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current certificate of incorporation or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in the case of each of clauses (i), (ii) and (iii), such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Instrument, other than: (i) the Company's corporate approvals, including but not limited to any necessary corporate approvals for the authorization of the Common Stock issuable pursuant to Section 1 of this Instrument; and (ii) any qualifications or filings under applicable securities laws.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation Crowdfunding, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws Delaware.

(f)   The Company has engaged, or shortly after the issuance of this Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Instrument.

4.   **Nominee Representations**

(a)   Nominee has full legal capacity, power and authority to execute and deliver this Instrument and to perform its obligations hereunder. This Instrument constitutes a legal, valid and binding obligation of the Nominee, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   **Restrictions on Release from Custody**

(a)   The Nominee shall instruct and use commercially reasonable efforts to ensure that the Custodian shall only approve a request by a Holder to transfer the Common Stock beneficially owned by such Holder from such Holder's custodial account to an account designated by such Holder upon the occurrence of the earlier of: (i) the date of the termination of the Lock-Up Period; and (ii) the date the Company provides written notice to the Custodian instructing the Custodian to transfer the requested Common Stock subject to this Instrument from the Custodian's custody to the respective third-party accounts designated by each Holder. For avoidance of doubt, the Nominee shall have no audit obligations with respect to transfer requests.

(b)   During the Lock-up Period, neither Nominee nor any Holder shall, without the prior written consent of the managing underwriter of the IPO: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such Common Stock or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(c)   The foregoing provisions of Section 5(b) will be applicable to the Custodian, the Nominee and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock.

(d)   Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(b) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Nominee and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(b) or that are necessary to give further effect thereto.

(e)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company custodied by the Custodian and the Holders (and the Company Common Stock or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend substantially as follows will be placed on all certificates (to the extent that any securities are certificated) representing any of the registrable securities of the Company custodied by the Custodian and the Holders (and the Common Stock or securities of the Company held by every other person subject to the restrictions contained in Section 5(b)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(f)   No portion of the Company's Shares (or any Beneficial Interest) may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such Common Stock under the Securities Act.

(g) No disposition of the Company's Shares (or any Beneficial Interest) may be made to any of the Company's competitors, as determined by the Company in good faith.

(h) The Company will place the legend set forth below or a similar legend or restrictions on transfer on any book entry or other forms of notation evidencing the Company's Shares (or any Beneficial Interest), together with any other legends that may be required by state or federal securities laws, the Company's certificate of incorporation or bylaws or otherwise:

SHARES OF COMMON STOCK HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING PROMULGATED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM THE REGISTRATION PROVISIONS OF SUCH SECURITIES LAWS.

(i) The Nominee shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(f)(i) in coordination with the Company and Custodian or its successor.

6. Dividends, Distributions, Corporate Actions, Voting Rights

(a) The Nominee shall direct the Company with respect to payment to the Custodian of any dividends or distributions attributable to the Shares. The Nominee shall direct the Custodian with respect to the treatment of any dividends or distributions attributable to the Shares and with respect to any corporate actions affecting the Shares as set forth and in accordance with the instructions of the Company and the limitations and requirements set forth in the Subscription Agreement between the Company, Nominee and Subscriber. Whenever the Custodian shall receive any cash dividend or other cash distribution on the Common Stock, the Nominee shall instruct the Custodian to distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or the Custodian shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the Common Stock represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of Common Stock subject to such withholding shall be reduced accordingly. The Nominee shall instruct the Custodian to distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by the Custodian (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by the Custodian for distribution to Holders of Beneficial Interests then outstanding.

(b) The Nominee shall direct the Company with respect to issuance to the Custodian of any distributions other than cash attributable to the Shares. Whenever the Custodian shall receive any distribution other than cash on the Common Stock, the Nominee shall instruct the Custodian to distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that the Nominee and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of the Nominee after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or the Custodian withhold an amount on account of taxes), the Nominee deems, after consultation with the Company, such distribution not to be feasible, the Nominee may, with the approval of the Company, instruct the Custodian to adopt such method as the Nominee deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The Nominee shall instruct the Custodian to distribute or make available for distribution, as the case may be, the net proceeds of any such sale to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to the Nominee an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c) Upon receipt of notice of any meeting or consent in lieu of a meeting, at which the holders of the shares of Common Stock are entitled to vote, the Nominee shall, as soon as reasonably practicable thereafter, vote all of the Common Stock subject to this Instrument on any matter voted on by the stockholders at any meeting (including actions by written consent in lieu of a meeting) consistently with (i) the vote cast by the holders of the shares of Common Stock subject to the Stockholders Agreement; or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof.

(c) The Nominee, and any of its successors or assigns (to the fullest extent permitted by applicable law), appoints the Chief Financial Officer and Secretary of the Company, or either of them, with full power of substitution (the "**Proxy**"), or any other designee of the Proxy, as the sole and exclusive attorney and proxy of the Nominee, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that the Nominee is entitled to do so), if any, with respect to all shares of Common Stock of the Company that now are, or hereafter may be, held by the Nominee, and any and all other Common Stock of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Common Stock**") in accordance with the terms of Section 6(d).

(d) The Proxy Common Stock beneficially owned by the Nominee as of the date hereof constitutes each Subscriber's pro rata beneficial interest (based on the Subscription Amount) in the Instrument. Upon the Nominee's execution of this Instrument, any and all prior proxies (other than the proxy granted in this Section 6) given by the Nominee with respect to the Proxy Common Stock are hereby revoked and the Nominee agrees not to grant any subsequent proxies with respect to the Proxy Common Stock or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Instrument for as long as the Proxy Common Stock is outstanding.

(e)   The proxy granted under this Section 6 is irrevocable (to the fullest extent permitted by applicable law) and is coupled with an interest sufficient in law to support an irrevocable proxy. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as the Nominee's attorney and proxy to vote the Proxy Common Stock, and to exercise all voting and other rights of the Nominee with respect to the Proxy Common Stock (including the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall be binding upon the permitted successors and assigns of the Nominee.

7. **Miscellaneous**

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in the Shares subscribed to under this Instrument in certificated or uncertificated form.

(b)   Nominee shall take any and all actions determined in good faith by the Company's board of directors to be advisable to amend this Instrument and contribute any Common Stock issued pursuant to the terms of this Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Except as set forth in Section 7(b) hereof, any provision of this Instrument may be amended, waived or modified only upon the written consent of the Company and the Nominee (acting at the direction of the majority of the Holders) (calculated based on the Beneficial Interests of the Holders).

(d)   At the termination of the Lock-Up Period, in the discretion of the Company, the Company may retitle the Shares in the name of, and proportionately distribute the Shares to, each Holder in accordance with their Beneficial Interest. Upon the conclusion of such retitling and distribution, Nominee's role as nominee shall cease and all obligations of Nominee under this Instrument shall terminate automatically.

(e)   Any notice required or permitted by this Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(f)   The Nominee, as the holder of the Shares in its capacity as nominee for the Holder, shall be considered the legal record holder of the Common Stock governed hereby, custodied or to be custodied by the Custodian.

(g)   If at any time Nominee determines that by serving as nominee on behalf of the Holders and being the record owner of the Shares shall cause Nominee to register with a federal or state agency of any kind, or a self-regulatory organization, or subject to the laws, regulations or rules of any such agency or self-regulatory organization it may terminate its role as nominee as set forth in this Instrument and the Agreement by providing 30 days' prior written notice to Company. Upon such a termination Company shall cause a new nominee to be appointed as the holder of the Shares or otherwise cause the Shares to be distributed to, and re-titled in the name of, each Holder in accordance with their Beneficial Interest.

(h)   Neither this Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Instrument and/or the rights contained herein may be assigned without the Company's consent by Nominee to any other entity who directly or indirectly, controls, is controlled by or is under common control with Nominee, including, without limitation, any general partner, managing member, officer or director of Nominee; and *provided, however*, that the Company may assign this Instrument in whole, without the consent of Nominee, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period. Further, the Nominee may direct the transfer of the Company's Shares to another third-party bank, broker or custodian, at the Nominee's sole discretion.

(i)   In the event any one or more of the terms or provisions of this Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Instrument operate or would prospectively operate to invalidate this Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Instrument and the remaining terms and provisions of this Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(j)   All Beneficial Interests issued under this Instrument may be issued in whole or fractional parts.

(k)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(l)   Any dispute, controversy or claim arising out of, relating to or in connection with this Instrument or shares of the Company's Shares issued hereunder or Beneficial Interests therein, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Dallas, Texas. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(m)   The Nominee has, and at all times the shares of the Company's Shares are custodied by the Custodian will maintain, a valid and binding custody account agreement with the Custodian.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Instrument to be duly executed and delivered as of [_____], 2022.

HAWAIIAN BROS INC.
Company

By: _____
    Name: Cameron McNie
    Title: Co-Chief Executive Officer, Chairman of the Board
    Address: 720 Main Street, Kansas City, MO 64105
    Email: ir@hawaiianbros.com

REPUBLIC INVESTMENT SERVICES LLC
Nominee

By: _____
    Name:
    Title:
    Address:
    Email:

FORM OF REPUBLIC-PRIME TRUST SERVICES AGREEMENT

CUSTODIAL SERVICES FOR NOMINEE ATTACHMENT

1. **Holding Custodial Property**.   Prime Trust shall hold and keep safe all Custodial Property for which **Customer** acts as nominee.

2. **Holding Proceeds; Disbursements**.   Prime Trust shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Prime Trust shall hold the proceeds of such transaction(s) until receipt of written or electronic (via Prime Trust's systems) disbursement instructions from Customer or its Agents.

3. **Processing Transactions**.   Prime Trust shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under the Service Schedule for Custodial Services for Nominee or under this Attachment that Customer or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.

4. **Forwarding Information; Taking Actions**.   Prime Trust shall forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under the Services Schedule for Custodial Services for Nominee only as directed by Customer or its Agents. Prime Trust shall only take action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities as directed by Customer or its Agents.

Responsibilities with respect to Beneficial Owners of Custodial Property.   Prime Trust shall record all changes to beneficial ownership associated with the Custodial Property; shall keep records in connection with each beneficial owner's account; shall provide tax reporting to each beneficial owner of Custodial Property requiring a Form 1099; and shall have such other responsibilities with respect to the beneficial owners of Custodial Property as set forth in the User Agreement between Prime Trust and each beneficial owner.

NOMINEE REPONSIBILITIES FOR
CUSTODIAL SERVICES FOR NOMINEE ATTACHMENT

1. **Maintain Legal Ownership of Custodial Property**. Customer shall maintain legal ownership of the Custodial Property and act as nominee in connection with the beneficial owners of such Custodial Property.

2. **Tax Reporting**. Customer shall ensure that each issuer that engages in securities transactions through Customer's online investment platform (each, an "**Issuer**") that is required to provide Schedule K-1 tax reporting to its securities holders is contractually required to provide such tax reporting to each beneficial owner of that Issuer's Custodial Property.

3. **Direct Prime Trust with respect to Payments and Distributions to Beneficial Owners**. Customer shall accurately and promptly direct Prime Trust with respect to any payments or distributions to beneficial owners with respect to the Custodial Property consistent with the following. Any payments or distributions to beneficial owners with respect to the Custodial Property shall be in proportion to, or as nearly as practicable, each beneficial interest holders' interest, in any manner that Prime Trust, the Customer, and the issuer of the Shares (the "Company") may deem equitable and practicable for accomplishing such distribution. If a distribution cannot be made proportionately among all beneficial holders, or if for any other reason, the Nominee deems, after consultation with Prime Trust, such distribution not to be feasible, the Nominee may adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the relevant beneficial owners. Prime Trust shall not make any distribution of such securities or property unless the Company shall have provided to the Nominee and the Custodian an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

4. **Direct Prime Trust with respect to the Exercise of Rights by Beneficial Owners**. Customer shall accurately and promptly direct Prime Trust with respect to the exercise of any rights, including the voting of proxies, by beneficial owners with respect to the Custodial Property.

5. **Direct Prime Trust with respect to Transfers and Redemptions**. Customer shall accurately and promptly direct Prime Trust with respect to any transfers and redemptions with respect to the Custodial Property whether or not in connection with the interests of a beneficial owner.

6. **Direct Prime Trust with respect to Other Actions**. Customer shall accurately and promptly direct Prime Trust with respect to the actions specified in paragraphs 1-4 of the Custodial Services for Nominee Attachment.

EXHIBIT C

FORM OF PRIME TRUST USER AGREEMENT

Agreement Revision Date: January 21, 2022

_____ ("**Account Holder**", "**you**", "**your**") hereby requests and directs that Prime Trust, LLC, a Nevada chartered trust company ("**Prime Trust**", "**our**") (each, a "**Party,**" and together, "**Parties**"), establish and maintain an account for and in the name of Account Holder in connection with the Services (the "**Account**"), and hold as custodian all property deposited to, or collected with respect to, the Account, upon the terms and conditions of this Prime Trust User Agreement (as amended or otherwise modified from time to time, and together with any schedules, annexes, exhibits hereto, this "**Agreement**").

If Account Holder has entered into a Prime Trust Master Services Agreement with Prime Trust, then the terms of that certain Master Services Agreement govern and the terms in this Agreement do not apply to Account Holder.

1.   ACCOUNT ACCEPTANCE AND AUTHORIZED SERVICES

1.1   Appointment. Account Holder hereby appoints and authorizes Prime Trust to provide the Services in accordance with this Agreement, and Prime Trust hereby accepts such appointment subject to the Account acceptance process in accordance with Section 2.1 below.

(a) The services that Prime Trust will provide include the Fiat Services, On-Chain Services, and any other services, including the holding, processing, and acting as custodian of all Custodial Property, provided from time to time by Prime Trust to Account Holder in accordance with this Agreement (the "**Services**"). Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all Custodial Property while this Agreement is in effect (capitalized terms used in this sub-section are defined below).

(b) In its sole discretion, Prime Trust may custody, on Account Holder's behalf, any property delivered by Account Holder into the possession or control of Prime Trust ("**Custodial Property**"). For the avoidance of doubt, Custodial Property that Prime Trust may agree to accept and hold on Account Holder's behalf in accordance with this Agreement is limited to the following: (i) Digital Assets (defined below); (ii) Australian Dollars, Canadian Dollars, Euros, British Pounds, and Japanese Yen, and U.S. Dollars ("**USD**"), together with any other currencies made eligible for Fiat Services, as determined by Prime Trust from time to time, (collectively, "**Fiat Currencies**"); (iii) title to real estate; (iv) private securities and public securities listed on any U.S. securities exchange or alternative trading system; and (v) traditional and Roth individual retirement accounts (subject to applicable documentation in Prime Trust's sole discretion). Securities that have been issued in accordance with the regulations of countries other than the U.S. or which are listed on non-U.S. trading systems may be accepted for custody on a case-by-case basis upon approval by Prime Trust in its sole discretion.

(c) For the purposes of this Agreement, "**Digital Assets**" means Bitcoin and Ethereum, together with any other digital representation of value that may function as a medium of exchange or medium for investment, and which is evidenced on and can be electronically received and stored using distributed ledger technology, as determined by Prime Trust from time to time.

1.2   Provision of the Services.

(a) Subject to Account Holder's completion of the Account acceptance process in accordance with Section 2.1 and so long as Account Holder is in compliance with this Agreement, Prime Trust will provide the Services.

(b) In providing the Services, Prime Trust will act only upon receipt of any direction, instruction, or request submitted by an Authorized Person (defined below) or through the Authorized Integrator's platform (an "**Authorized Instruction**"). "**Authorized Integrator**" means a third party that has: (i) entered into an agreement with the Account Holder to provide certain services ("**Account Holder Service Provider Agreement**"); and (ii) entered into an agreement with Prime Trust to allow its customers to access the Services.

(c) Prime Trust, in its sole discretion, will determine whether the provision of the Services or an Authorized Instruction complies with all applicable U.S. federal, state, local, and foreign laws, statutes, ordinances, regulations, rules, executive orders, circulars, opinions, agency guidance, interpretive letters, and other official releases or requests of or by any government, or any authority, department or agency thereof ("**Applicable Law**") and may decline any Authorized Instruction, including if: (i) Account Holder is not in compliance with this Agreement; (ii) such Authorized Instruction may violate Applicable Law; or (iii) Account Holder has insufficient unencumbered, cleared Custodial Property in the Account available for executing such Authorized Instruction.

(d) Prime Trust is entitled to rely upon any information, data, and documents provided in connection with the Services. Account Holder acknowledges that Prime Trust has no duty to detect errors, or inquire into or investigate the legality, validity, completeness, or accuracy of any information, data, or documents provided to Prime Trust in connection with the Services.

(e) Prime Trust is entitled to rely upon any Authorized Instruction provided in connection with the Services and Account Holder acknowledges that Prime Trust has no duty to detect errors, or inquire into or investigate the legality, validity, completeness, or accuracy of any Authorized Instruction. Prime Trust will only act upon an Authorized Instruction and is released and held harmless by Account Holder for acting upon the Authorized Instruction, including acting upon conflicting, superseded, or otherwise varying Authorized Instructions from multiple Authorized Persons.

(f) Account Holder acknowledges that Prime Trust will not monitor Digital Assets for actions taken by the issuer of such Digital Asset, if any. Such actions may include an issuer instruction requiring the holder of a Digital Asset to transfer it to a certain location. For the avoidance of doubt, Account Holder is solely responsible for satisfying or responding to any such actions of an issuer.

(g) Prime Trust will collect and hold all funds when Custodial Property may mature, be redeemed, or sold. Prime Trust will hold the proceeds of such transaction(s) until receipt of an Authorized Instruction.

(h) Funds received in any currency other than USD may, pursuant to an Authorized Instruction or as needed for Prime Trust to carry out an Authorized Instruction or pay Fees (defined below), be converted to USD at exchange rates set in Prime Trust's sole discretion.

(i) Prime Trust shall process the investment and reinvestment of Custodial Property in accordance with Authorized Instructions only so long as, in the sole discretion of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment).

1.3 **Storage of Digital Assets.** Prime Trust will receive Digital Assets for storage by generating Private Keys and their Public Key pairs, with Prime Trust retaining custody of such Private Keys. "**Private Key**" means an alphanumeric string known only to the holder of a Digital Asset, which must be used to transact the Digital Asset represented by the corresponding Public Key. "**Public Key**" means an alphanumeric string on a Blockchain that indicates ownership/possession of a specific amount of a Digital Asset by a specific network participant and is visible to all participants in a Blockchain's network. Upon receipt, Prime Trust will custody the Digital Assets in Account Holder's name or Accounts established for the benefit of Account Holder, unless otherwise specified in an Authorized Instruction. Prime Trust will be deemed to have received a Digital Asset after the Digital Asset's receipt has been confirmed on the relevant Blockchain or otherwise *ledgered* to Prime Trust's satisfaction. "**Blockchain**" means a software operating a distributed ledger which is maintained by a network of computers, and that records all transactions in a Digital Asset in theoretically unchangeable data packages known as blocks, each of which are timestamped to reference the previous block so that the blocks are linked in a chain that evidences the entire history of transactions in the Digital Asset.

1.4 **Forks, Airdrops.**

(a) For the purposes of this Agreement, "**Fork**" means: (i) that a Digital Asset network has been changed in a way that makes it incompatible with the unchanged version of the Digital Asset network; (ii) the changes have been widely accepted by users of the Digital Asset network; and (iii) that the two resulting Digital Asset networks have not been merged together at the time of any action to be taken by Prime Trust. A Fork may create two separate Digital Asset networks (each, a "**Forked Network**"), and may result in Prime Trust holding an identical amount of Digital Assets associated with each Forked Network.

(b) Should a Fork occur: (i) Prime Trust retains the right, in its sole discretion, to determine whether or not to support either Forked Network; (ii) in connection with determining to support or not to support a Forked Network, Prime Trust may suspend certain operations, in whole or in part (with or without advance notice), for however long Prime Trust deems reasonably necessary, in order to take the necessary steps, as determined in its sole discretion, to perform obligations hereunder with respect to supporting or not supporting a Forked Network; (iii) Account Holder hereby agrees that Prime Trust will determine, in its sole discretion, whether or not to support such Forked Network and that Account Holder will have no right or claim against Prime Trust related to value represented by any change in the value of any Digital Asset (whether on a Forked Network or otherwise), including with respect to any period of time during which Prime Trust exercises its rights described herein with respect to Forks and Forked Networks; (iv) Prime Trust will select, in its sole discretion, at least one of the Forked Networks to support and will identify such selection in a notice; (v) with respect to a Forked Network that Prime Trust chooses not to support, it may, in its sole discretion, elect to (A) abandon or otherwise not pursue obtaining the Digital Assets from that Forked Network, or (B) deliver the Digital Assets from that Forked Network to Account Holder within a time period as determined by Prime Trust in its sole discretion, together with any credentials, keys, or other information sufficient to gain control over such Digital Assets (subject to the withholding and retention by Prime Trust of any amount reasonably necessary, as determined in Prime Trust's sole discretion, to fairly compensate Prime Trust for the efforts expended to obtain and deliver such Digital Assets to Account Holder); (vi) with respect to Forked Networks that Prime Trust chooses to support, Account Holder may be responsible for Fees to be negotiated; and (vii) Account Holder acknowledges and agrees that Prime Trust assumes no responsibility or obligations with respect to any Forked Network and related Digital Assets that it chooses not to support.

(c) In the event that a Digital Asset network attempts to or does contribute (sometimes called "airdropping" or "bootstrapping") its Digital Assets (collectively, "**Airdropped Digital Assets**") to holders of Digital Assets on an existing Digital Asset network and Account Holder notifies Prime Trust in writing of such event, Prime Trust may, in its sole discretion, elect to: (i) subject to an airdrop fee to be determined, support the Airdropped Digital Asset for Custody and, if appropriate, reconcile Account; (ii) abandon or otherwise not pursue obtaining the Airdropped Digital Asset; or (iii) deliver the Airdropped Digital Assets from that Digital Asset network to Account Holder within a time period as determined by Prime Trust in its sole discretion, together with any credentials, keys, or other information sufficient to gain control over such Airdropped Digital Assets (subject to the withholding and retention by Prime Trust of any amount reasonably necessary, as determined in Prime Trust's sole discretion, to fairly compensate Prime Trust for the efforts expended to obtain and deliver such Airdropped Digital Assets to Account Holder). Airdropped Digital Assets do not create any relationship between the sender and/or Digital Asset network and Prime Trust and do not subject Prime Trust to any responsibilities or obligations as it relates to the sender and/or Digital Asset network.

1.5   On-Chain Services.   Subject to any documentation requested by Prime Trust in its sole discretion, from time to time, Prime Trust may offer Account Holder additional Services involving on-chain transactions (other than deposits and withdrawals included in Prime Trust's basic custody Service), which may include staking, voting, inflation, signaling, and other activities requiring interaction with the applicable Blockchain ("**On-Chain Services**"). Account Holder may be required to accept additional terms as a condition to receiving any On-Chain Services. Prime Trust may discontinue an On-Chain Service at any time without notice for any reason. If Prime Trust decides to discontinue an On-Chain Service, Prime Trust will endeavor to provide as much notice to Account Holder as reasonably possible.

1.6   Fiat Currency Instructions and Acknowledgements; Disclosures.   Prime Trust may, in its sole discretion, offer the custody of Fiat Currencies and foreign exchange transactions in Fiat Currencies ("**Fiat Services**") to Account Holder. If Prime Trust offers Fiat Services, and Account Holder accepts Fiat Services, Prime Trust may:

(a) deposit any cash or Fiat Currency funds deposited by Account Holder with Prime Trust, for which Account Holder has not already provided transfer instructions, into deposit accounts at Federal Deposit Insurance Corporation ("**FDIC**")-insured, regulated depository institutions selected by Prime Trust, which accounts will be held for the benefit of Prime Trust Account Holders ("**Deposit Accounts**") and maintain the Deposit Accounts as omnibus accounts, which will not be segregated by Account Holder; enter into such sub-accounting agreements as may be required by the depository institution; and initiate wire or other transfer requests from time to time for the withdrawal of Account Holder funds from the Deposit Accounts, which requests are to be honored by the depository institution for withdrawal of Account Holder's funds from such Deposit Accounts for distributions, investments, Fees, and other disbursements pursuant to an Authorized Instruction. All applicable wire or other transfer Fees will be paid by Account Holder.

(b) otherwise use or invest such cash or Fiat Currency at Prime Trust's own risk. Without limiting the foregoing, Prime Trust may use such Fiat Currency to purchase securities or other assets that it may hold and register in its own name or in the name of its nominee and pledge, repledge, hypothecate, rehypothecate, sell, or otherwise transfer or use any amount of such securities or other assets with all attendant rights of ownership and without any obligation to maintain in its possession or control a like amount of cash or Fiat Currency, subject to Prime Trust's obligation to return Fiat Currency to Account Holder in accordance with this Agreement. Prime Trust may receive earnings or compensation for an omnibus account either in the form of services provided at a reduced rate, the payment of any shareholder service fees, or similar compensation, and Prime Trust may receive earnings or income from using or investing cash or Fiat Currency as described herein. Account Holder agrees that any such earnings, income or compensation shall be retained by Prime Trust and no portion of any such earning, income or compensation shall be paid to or for Account Holder.

(c) Account Holder acknowledges and accepts that it is not entitled to the benefit of FDIC insurance with respect to any Fiat Currency that is part of the Custodial Property held in Deposit Accounts held by Prime Trust.

(d) if Account Holder elects to provide a card payment method to transfer funds into the Account, Account Holder hereby authorizes Prime Trust to debit the card payment method for the purpose of transferring the funds. Further, Account Holder hereby authorizes Prime Trust to store and file the card payment method and charge the card payment method on file in connection with any future transfers of funds by the Account Holder.

1.7   Limitations on Services.   Account Holder agrees that Prime Trust will only perform the Services, and no additional duties or obligations will be implied. In particular, Prime Trust will not exercise any legal, investment, tax, or accounting planning, advice, discretion, or recommendation whatsoever regarding your Account. In providing the Services, Prime Trust has no duty to inquire as to the provisions of or application of any agreement or document other than this Agreement, notwithstanding Prime Trust's receipt of such agreement or document.

1.8   Ownership of Custodial Property.   Account Holder owns all Custodial Property held by Prime Trust on behalf of Account Holder in accordance with this Agreement. Account Holder's Custodial Property will not be reflected on Prime Trust's balance sheet as assets of Prime Trust. Prime Trust may, for convenience, take and hold title to Custodial Property or any part thereof in its own name with Account Holder's ownership of Custodial Property segregated on Prime Trust's books and records.

2.   ACCOUNT ACCEPTANCE; AUTHORIZED PERSONS

2.1   Account Acceptance.   Services will be provided only upon the date of Account Holder's successful completion of the Account acceptance process (the "**Effective Date**"), as determined in Prime Trust's sole discretion and in accordance with this Section 2.1. To complete the acceptance process, Account Holder will provide Prime Trust with information and documents, which includes information necessary for Prime Trust's compliance with the Bank Secrecy Act ("**BSA**"), and other Applicable Law relating to anti-money laundering ("**AML**"), Know-Your-Customer ("**KYC**"), counter-terrorist financing, sanctions screening requirements, or any other similar legal obligations, in each case, as determined by Prime Trust in its sole discretion.

2.2   Authorized Persons.

(a) Upon acceptance of Account Holder as determined by Prime Trust, Account Holder will designate to Prime Trust one or more persons authorized to provide instructions with respect to the Account (each, an "**Authorized Person**"). Account Holder is solely responsible for designating to Prime Trust all

Authorized Persons, for advising Prime Trust of the removal of any Authorized Persons, and for all actions of Authorized Persons.

(b) Account Holder shall notify Prime Trust of the termination of any Account Holder Service Provider Agreement, and Prime Trust will not be liable for acting on any instruction sent by any person with whom Account Holder no longer maintains an Account Holder Service Provider Agreement.

(c) You agree that Prime Trust may rely on an Authorized Person's email address currently on file with Prime Trust for the purposes of acting on an Authorized Instruction from an Authorized Person.

2.3   **Joint Accounts.**   In the case of a joint Account, each person with an interest in the Account, who is a Party to this Agreement, is considered an Account Holder. The obligations and agreements applicable to each part to a joint Account under this Agreement shall be deemed to be joint and several.

2.4   **Acknowledgements.**   Account Holder acknowledges that:

(a) Account Holder is an "Entitlement Holder" in a "Financial Asset," as defined by, and for purposes of, the Uniform Commercial Code, including Article 8 thereto, as adopted and implemented in accordance with Nevada law ("**UCC**"). Applicable Custodial Property are "Financial Assets" for purposes of the UCC and are not assets of Prime Trust.

(b) Account Holder is solely responsible for, and Prime Trust has no involvement in, determining whether any investment, investment strategy, or related transaction is appropriate for Account Holder. Prime Trust will have no duty or responsibility to review or perform due diligence on any investments or transactions and will make no recommendation of investments or transactions, nor supervise any such investments or transactions. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

(c) Prime Trust does not provide any valuation or appraisals of Custodial Pr operty, nor does it hire or seek valuations or appraisals on any Custodial Property; provided, however, that Prime Trust may, at its option and with no obligation or liability, to the extent reasonably available for any particular asset, make available recent price quotes or value estimates from various third-party sources, including stock exchanges and alternative trading systems registered with the Securities and Exchange Commission, digital asset exchanges, and real estate websites. Prime Trust will not attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or price quotes (collectively, "**Valuation Data**") and you agree that Prime Trust will have no liability in connection with any such Valuation Data, including for any unreliable, inaccurate, or misleading information. Any Valuation Data provided to you is furnished for general information purposes only, and should not be relied upon as a definitive determination of the market value of any Custodial Property, nor should such Valuation Data be used for tax reporting purposes. You understand and agree that you should engage an independent financial advisor, appraiser, or valuation firm in order to obtain a formal opinion or financial advice regarding the value of any Custodial Property.

(d) Prime Trust has no control over, and is not responsible or liable for, any services or technology supporting or used in connection with any Custodial Property, Service Provider, Authorized Integrator platform, or the markets in which Custodial Property is purchased, sold or otherwise traded, and any Custodial Property, Service Provider (defined below), Authorized Integrator platform or such markets, and any such services or technology, may be susceptible to, or limited or compromised by, errors, technology flaws or defects, viruses or other malicious code, manipulations, hacks, other attacks, outages, and other interruptions and limitations. For the purposes of this Agreement, "**Service Provider**" means any unaffiliated third-party entity retained by Prime Trust to provide any of the Services on behalf of Prime Trust to the Account Holder.

(e) The custody of Digital Assets is generally subject to a high degree of risk, and the nature of Digital Assets may lead to an increased risk of technology flaws, fraud or attacks.

(f) Prime Trust does not control and makes no guarantee as to the functionality of any Blockchain's decentralized governance, which could, among other things, lead to delays, conflicts of interest, or operational decisions that may impact Account Holder and/or its Custodial Property.

(g) Advancements in cryptography could render current cryptography algorithms utilized by a Blockchain supporting a specific Digital Asset inoperative.

(h) The supply of Digital Assets available as a result of a Forked Network and Prime Trust's ability to deliver Digital Assets resulting from a Forked Network may depend on Service Providers and other third-party providers that are outside Prime Trust's control. Prime Trust does not own or control any of the protocols that are used in connection with Digital Assets and their related Digital Asset networks, including those resulting from a Forked Network. Accordingly, Prime Trust disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether on a Forked Network or otherwise), and makes no guarantees regarding the security, functionality, or availability of such protocols or Digital Asset networks. Account Holder accepts all risks associated with the use of the Services to conduct transactions.

(i) The price and liquidity of Digital Assets have fluctuated substantially in the past and may fluctuate substantially in the future, and such fluctuation may affect the value of your Account, including a total loss of the value of Digital Assets. The value of your Account will be solely dependent upon the performance of Custodial Property.

(j) Accounts are not entitled to deposit insurance protection by the FDIC, nor insured by any Prime Trust insurance policies, and may not be subject to the protection afforded customers in accordance with the Securities Investor Protection Act of 1970, as amended.

(k) Subject to Applicable Law, Digital Assets are not legal tender and are not backed by any government.

(l) Changes in Applicable Law may adversely affect the use, transfer, exchange, and value of Custodial Property.

(m) Transactions in Custodial Property may be irreversible, and, accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

(n) Some Digital Asset transactions will be deemed to be made when recorded on a public ledger, which is not necessarily the date or time that the transaction was initiated.

(o) The value of Digital Assets may be derived from the continued willingness of market participants to exchange Fiat Currencies or Digital Assets for Digital Assets, which may result in the potential for permanent and total loss of value of a particular Digital Asset should the market for that Digital Asset disappear.

(p) There is no assurance that a person who accepts Digital Assets as payment today will continue to do so in the future.

(q) Due to the volatility and unpredictability of the price of Digital Assets relative to Fiat Currencies, trading and owning Digital Assets may result in significant loss over a short period of time.

(r) The nature of Digital Assets means that technological difficulties experienced by Prime Trust may prevent the access to or use of Account Holder's Digital Assets. In addition, access to or transfers of Digital Assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews.

(s) All instructions for the purchase and sale of securities and/or Digital Assets will be executed through one or more broker-dealers or exchanges selected by either you or another Authorized Person, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer), and Prime Trust is hereby authorized to debit your account for any Fees associated with such transaction(s) and remit those to the executing party.

(t) With respect to Custodial Assets that are not securities, Account Holder acknowledges and agrees that: (i) Prime Trust does not have access to every market or exchange which a particular product or financial instrument may be traded and Prime Trust makes no representation regarding the best price execution of any instructions; (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price; (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices; (iv) exchanges may reroute customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed); (v) system delays by exchanges or third parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all; and (vi) Prime Trust may not promptly or in a timely manner execute Account Holder order(s) due to internal delays, and Prime Trust makes no representation that its Services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional Fees and charges by Prime Trust or any Service Provider or exchange.

(u) As between you and Prime Trust, Prime Trust owns the Services and any improvements or modifications to the Services, and all intellectual property rights therein. All suggestions, comments, feedback, data (including metadata), insights, ideas or know-how, in any form, regarding the Service (including any of its functionality), including those derived from our monitoring and analysis of your use of the Service will be the sole property of Prime Trust. To the extent you have or obtain any right, title or interest in such feedback, you hereby assign to Prime Trust all right, title and interest to such feedback (including any intellectual property rights therein) and agree to perform such further acts as may be reasonably necessary to evidence such assignment.

3.   **REPRESENTATIONS AND WARRANTIES**

3.1   Account Holder represents, warrants, and covenants at all times while this Agreement is in effect:

(a) if an entity, Account Holder is validly organized or formed, as applicable, and in good standing in accordance with Applicable Law and has all requisite authority to enter into this Agreement and perform its obligations hereunder;

(b) it has all rights, power, and, if an entity, authority necessary to enter into this Agreement and perform its obligations hereunder;

(c) its entry into, and performance of its obligations under, this Agreement, and Prime Trust's exercise of its rights in accordance with this Agreement, will not conflict with, or result in a breach or violation of, any term or provision, or constitute a default under, any agreement by which it is bound or any Applicable Law;

(d) it will comply with all Applicable Law including the BSA and all other Applicable Laws related to AML, KYC, counter-terrorist financing, sanctions requirements, in performing its obligations in accordance with this Agreement;

(e) it will: (i) fully satisfy Prime Trust's information requests and other requirements, including those relating to Authorized Persons or Custodial Property, and keep current any provided information; (ii) notify Prime Trust if the Account Holder becomes a target of any action, investigation or prosecution related to this Agreement, the Services, or Custodial Property; and (iii) provide Prime Trust full cooperation in connection with any inquiry or investigation of Prime Trust made or conducted by any U.S. federal or state authority. Prime Trust shall have no obligation to provide the Services if Account Holder or any Authorized Person(s) fail to comply with the foregoing to Prime Trust's satisfaction;

(f) the appointment of Prime Trust and the execution of the terms outlined in this Agreement by Account Holder will not violate any Applicable Law;

(g) Account Holder owns, and will at all times own, all Custodial Property, free and clear of all liens and encumbrances (other than those granted to Prime Trust in accordance with this Agreement or as otherwise created by applicable U.S. federal or state securities laws);

(h) neither Account Holder nor any other Authorized Person is, nor is directly or indirectly owned or controlled by, any person or entity (i) included on the Specially Designated Nationals and Blocked Persons or the Consolidated Sanctions List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("**OFAC**") or any similar list maintained by any government entity from time to time, or (ii) located, organized, or resident in a country or territory that is the target of sanctions imposed by OFAC or any government entity;

(i) Account Holder will not, and will not direct or permit its Authorized Persons to, direct the purchase, sale, or transfer of any Custodial Property which is (a) prohibited by Applicable Law, or (b) prohibited by Section 4975 of the Internal Revenue Code;

(j) if an individual, Account Holder is over the age of 18 and has all personal power or capacity to enter into this Agreement and perform its obligations hereunder; and

(k) that all information provided to Prime Trust in accordance with this Agreement is and will be complete, correct, current, and accurate in all respects. Account Holder will notify Prime Trust immediately in accordance with Section 15.3 if any such information, including Account Holder's email address on file with Prime Trust, is no longer complete, correct, current, and accurate in all respects.

4. PRIVACY AND DATA POLICIES

To the extent permitted by Applicable Law and our privacy and data policies, Prime Trust may share information about you and your Account with affiliates and third parties. Account Holder agrees to Prime Trust's privacy and data policies, available at www.primetrust.com/privacy. Prime Trust may modify these policies at any time without prior notice of liability, and any modification will be effective following thirty (30) days after posting to Prime Trust's website.

5. ELECTRONIC STATEMENTS

5.1 Account Statements. Account Holder agrees that Prime Trust will make current and prior Account statements available in electronic form only. Account Holder further agrees to access statements on the websites or applications of the Authorized Integrator. Account Holder understands and agrees that Prime Trust will not provide Account Holder hard-copy statements.

5.2 Monitoring Your Account. As an Account Holder, you are responsible for monitoring your Account, including transaction confirmations and Account statements, and reviewing these documents to see that information about your Account is accurate. You agree to review your monthly statements and promptly notify Prime Trust of any unusual or unauthorized activity. You remain responsible for monitoring your Account and reconciling all balances, statements, and activity. You agree to notify Prime Trust immediately in accordance with Section 15.3 if there is any type of discrepancy or suspicious or unexplained occurrence relating to your Account, including any unauthorized transaction. If you fail to notify Prime Trust immediately, no Indemnitee (defined below) will be liable for any consequences. If, through any error, you have received property that is not rightfully yours, you agree to notify Prime Trust and return the property immediately. If Prime Trust identifies an error in connection with property you have received from or through Prime Trust and determine it is not rightfully yours, you agree that Prime Trust may take action to correct the error, which may include returning such property to the rightful owner.

6. AUTHORITY TO PLEDGE; RIGHT TO SET-OFF; LIEN

Except as otherwise provided in this Section 6, Account Holder may not loan, hypothecate, pledge, or otherwise encumber any Custodial Property. Account Holder grants Prime Trust a right of set-off against, and lien on and security interest in the Custodial Property for the payment of any Fees and any other amounts due to Prime Trust under and in accordance with this Agreement.

7. APPLICATION OF UCC

Except as otherwise provided under Applicable Law, the Parties agree the relationship between Prime Trust and Account Holder is governed by Article 8 of the UCC and that for the purposes of this Agreement: Account Holder is an "entitlement holder" and any Custodial Property will be treated as a "Financial Asset" within the meaning of Nevada Revised Statutes ("**NRS**") 104.8102(h) and (j).

8. BOOKS AND RECORDS

Prime Trust will record on its books and records (including records of receipts, disbursements, and other transactions) all Custodial Property and will segregate Account Holder's Custodial Property from the Custodial Property of any other Account Holder, person, or entity, unless otherwise specified in an Authorized Instruction. Prime Trust will hold such records in accordance with Applicable Law. Upon commercially reasonable notice by Account Holder, Prime Trust will provide Account Holder copies of the books and records pertaining to Account Holder that are in the possession or under the control of Prime Trust.

9. FEES

9.1 Account Holder will pay Prime Trust the Fees, if any, in connection with the Services. "**Fees**" means any monthly custody fee for Custodial Property, statement fee, third-party fee, and all other applicable fees and other charges as made available on Prime Trust's website and as may be modified from time to time. Changes to Fees will not affect any Fees for prior periods and will only be effective as of the date changes are published on Prime Trust's website. All Fees are payable no later than thirty (30) days after the Fee is incurred.

9.2 In the event that Prime Trust is charged any Fees (e.g., transfer agent fees, legal fees, accounting fees, tax preparation fees, notary fees, exchange fees, brokerage fees, bank fees, Blockchain settlement fees, etc.) by a third party in performing Services, Account Holder agrees to reimburse Prime Trust for such Fees at cost-plus 25% (excluding broker-dealer commissions).

10. TERM AND TERMINATION

10.1 Term. This Agreement is effective as of the Effective Date, and will continue in full force and effect until terminated as provided herein (the "**Term**").

10.2 Termination. This Agreement may be terminated by either Party at any time upon thirty (30) days' prior written notice to the other Party; provided, however, that Prime Trust may immediately terminate this Agreement without notice in the event that: (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, has violated Applicable Law, or has breached its obligations under this Agreement; (ii) termination is deemed appropriate by Prime Trust to comply with Applicable Law; or (iii) Prime Trust terminates its agreement with an Authorized Integrator, in which case, Prime Trust, in its sole discretion, may choose to continue to provide Services to the Account Holder but will no longer accept Authorized Instructions using the Authorized Integrator platform under the terminated agreement.

10.3 Termination of an Account Holder Service Provider Agreement. In the event an Account Holder intends to terminate its Account Holder Service Provider Agreement, the Account Holder must provide thirty (30) days' prior written notice to Prime Trust in accordance with Section 15.3, which notice shall include the effective date of termination. In the event of termination of the Account Holder Service Provider Agreement, Prime Trust will no longer accept Authorized Instructions using the Authorized Integrator platform.

10.4 Effect of Termination. Upon termination of this Agreement, Account Holder will pay Prime Trust all Fees and any other amounts due and owing hereunder.

10.5 Obligations and Rights upon Termination.

(a) **Return of Custodial Property**. Upon termination of this Agreement, Account Holder will provide Authorized Instructions regarding the disbursement of the Account Holder's Custodial Property and Prime Trust will, subject to Applicable Law, deliver Account Holder's Custodial Property in accordance with the Authorized Instructions. A Digital Asset will be deemed to have been delivered to Account Holder when a transfer of the Digital Asset initiated by Prime Trust has received a reasonable number of confirmations on the relevant Blockchain, or an alternative method has been mutually agreed between Prime Trust and Account Holder. To the extent Account Holder is unable to transfer Digital Assets out of the Account due to insufficient gas or network fees necessary for the transfer, Account

Holder agrees to and abandons and forfeits any claims to such Digital Assets upon closure of the Account. Upon termination of this Agreement, Prime Trust will deliver other Custodial Property to Account Holder as soon as practicable or, at Account Holder's request, to a successor custodian. Account Holder acknowledges that Custodial Property, if any, held in Prime Trust's name requires a reasonable amount of time to be delivered. Upon delivery of Custodial Property, Prime Trust's responsibility under this Agreement ceases.

(b) **Death or Incompetency of Account Holder**. Upon the death or incompetency of Account Holder, Prime Trust will continue to hold Custodial Property until such time Prime Trust receives instructions from Account Holder's executor, trustee, administrator, guardian, or person holding a valid power of attorney in accordance with the probate process or otherwise in accordance with Applicable Law and has received advice of its legal counsel to transfer such Custodial Property (which costs will be borne by Account Holder). In the event that no beneficiaries claim this Account, then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or until the Custodial Property may be subject to escheat, as set forth in Section 10.5(c) below.

(c) **Escheat**. Account Holder acknowledges that, in accordance with Applicable Law, Custodial Property that is presumed abandoned, including following termination of this Agreement, may under certain circumstances escheat to the government of the applicable jurisdiction. Prime Trust will have no liability to Account Holder, its heirs, legal representatives, or successors and assigns, or any other person in connection with any Custodial Property that escheats by operation of law.

11. TAXES

11.1 Responsibility for Taxes. Account Holder will be liable for all and any taxes, assessments, duties, and other governmental and similar charges ("**Taxes**") relating to any Custodial Property held on behalf of Account Holder or any transaction related thereto, which are Account Holder's sole obligation to remit, unless otherwise mandated by Applicable Law. Account Holder will remit to Prime Trust the amount of any Tax that Prime Trust is required by Applicable Laws (whether by assessment or otherwise) to pay on behalf of Account Holder, or in respect of activity in the Account of Account Holder. In the event that Prime Trust is required by Applicable Law to pay any Tax on behalf of Account Holder, Account Holder will promptly transfer to Prime Trust the amount necessary to pay the Tax.

11.2 Substitute Internal Revenue Service of the U.S. Department of the Treasury ("IRS") Form W-9. Under penalties of perjury, Account Holder certifies that: (a) the tax identification number provided to Prime Trust by Account Holder is the correct and current taxpayer identification number for Account Holder; and (b) Account Holder is not subject to backup withholding because: (i) Account Holder is exempt from backup withholding; or (ii) Account Holder has not been notified by the IRS that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holder acknowledges that failing to provide accurate information may result in civil penalties.

12. DISCLAIMERS

12.1 ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. THE SERVICES ARE PROVIDED "AS IS" AND "AS AVAILABLE," WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PRIME TRUST EXPLICITLY DISCLAIMS ANY

WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT, AND ANY WARRANTIES ARISING OUT OF THE COURSE OF DEALING OR USAGE OF TRADE. The Parties further acknowledge and agree that Prime Trust has no obligation to inquire into, and will not be liable for any damages or other liabilities or harm to any person or entity relating to: (i) the ownership, validity or genuineness of any Custodial Property; (ii) the authority of any Authorized Person to act on behalf of Account Holder with respect to Custodial Property; (iii) the accuracy or completeness of any information provided by Account Holder or any other Authorized Person with respect to a Custodial Property or an Authorized Instruction; or (iv) the collectability, insurability, effectiveness, marketability, or suitability of any Custodial Property. Account Holder additionally understands and agrees that Prime Trust must follow the directions of Account Holder, is considered by this Agreement to be a "directed fiduciary" in accordance with NRS 163.5548 and will be released and held harmless for following the directions of Account Holder in accordance with NRS 163.5549. Account Holder understands and agrees that Account Holder is considered by this Agreement to be a Directing Trust Adviser in accordance with NRS 163.5536 and has the authority to give directives to Prime Trust that must be followed by Prime Trust.

12.2 EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. NO AUTHORIZED INTEGRATOR HAS BEEN AUTHORIZED BY PRIME TRUST NOR HAS THE AUTHORITY TO MAKE REPRESENTATIONS OR WARRANTIES ON PRIME TRUST'S BEHALF. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING FAILURE OR DELAY TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g., EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY.

13.   LIMITATION OF LIABILITY; INDEMNIFICATION

13.1   Disclaimer of Liability and Consequential Damages.   PRIME TRUST AND PRIME TRUST'S AFFILIATES AND ITS AND THEIR OFFICERS, DIRECTORS, MEMBERS, SHAREHOLDERS, EMPLOYEES, AGENTS, SUCCESSORS, AND ASSIGNS (COLLECTIVELY, THE "**INDEMNITEES**") SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY ANY INDEMNITEE UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS FINALLY DETERMINED BY A COURT OF COMPETENT JURISDICTION. INDEMNITEES SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY ANY SERVICE PROVIDER OR OTHER THIRD PARTY. PRIME TRUST'S SOLE RESPONSIBILITY SHALL BE FOR PROVIDING THE SERVICES IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT. PRIME TRUST SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN. YOU HEREBY ACKNOWLEDGE AND AGREE, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, THAT PRIME TRUST WILL NOT, UNDER ANY

CIRCUMSTANCES, BE LIABLE TO YOU FOR CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO THE SERVICES OR ANY TRANSACTION OCCURRING IN ACCORDANCE WITH THIS AGREEMENT, INCLUDING LOST REVENUE OR PROFITS OR LOSS OF BUSINESS OR LOSS OF DATA, EVEN IF PRIME TRUST HAS BEEN ADVISED, HAD REASON TO KNOW, OR IN FACT KNEW OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF SUCH ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF PRIME TRUST'S DIRECT CONTROL, INCLUDING ERRORS, HACKS, THEFT, OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING PROVISIONS, EACH INDEMNITEE SHALL BE EXCUSED FROM FAILING TO ACT OR DELAY IN ACTING IF SUCH FAILURE OR DELAY IS CAUSED BY ANY FORCE MAJEURE EVENT (DEFINED BELOW), INCLUDING LEGAL OR GOVERNMENTAL CONSTRAINT, INTERRUPTION OF TRANSMISSION OR COMMUNICATION FACILITIES, UNAVAILABILITY OF THE INTERNET, EQUIPMENT FAILURE, WAR, TERRORIST ACTS, EMERGENCY CONDITIONS OR OTHER CIRCUMSTANCES BEYOND THE INDEMNITEE'S CONTROL. THESE TERMS SHALL SURVIVE ANY TERMINATION OF THIS AGREEMENT.

13.2   Cap on Liability.   TO THE EXTENT PERMITTED BY APPLICABLE LAW, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL INDEMNITEES' TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, NEGLIGENCE OR OTHERWISE, EXCEED THE GREATER OF $500.00 OR THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST IN ACCORDANCE WITH THIS AGREEMENT DURING THE 12-MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

13.3   Indemnification.   Account Holder hereby agrees to indemnify, protect, defend, and hold harmless the Indemnitees from and against any and all claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and attorneys' fees, costs, and expenses), which an Indemnitee may suffer arising out of or relating to: (i) this Agreement; (ii) any breach, action, or regulatory investigation arising from your failure to comply with Applicable Law and/or arising out of any alleged misrepresentation, misstatement, omission of fact, or inaccuracy in the representations and warranties and/or in your interactions with Prime Trust, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or any Authorized Person(s) or other agent(s) or in any Authorized Instruction in accordance with any of the provisions of this Agreement; (iii) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other applicable securities laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents; (iv) any obligation which is expressly the responsibility of Account Holder in accordance with this Agreement; (v) any loss or damage to any third party, direct or consequential, arising out of or in any way related to acts or omissions of any Indemnitee relating to the Services; (vi) any damages or claims resulting from equipment, software, or network malfunctions or interruptions outside of any Indemnitee's control; or (vii) any misuse of the Services by an Authorized Person or through an Authorized Instruction.

13.4   Limitation on Prime Trust's Duty to Litigate. Without limiting the foregoing, Prime Trust will not be under any obligation to defend any legal action or engage in any other legal proceedings with respect to the Account or any property of the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Notwithstanding anything in this Agreement to the contrary (including <u>Section 13.2</u> and <u>Section 13.3</u>), Prime Trust is authorized and empowered to consult with its counsel of its choice in reference to the Account and to retain counsel and appear in any action, suit, or other proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred will be for the Account and shall be charged to the Account.

13.5   Third-Party Claims.   Account Holder agrees to bear sole responsibility for the prosecution, defense, or enforcement of any judgment, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against Prime Trust. However, Prime Trust, in its sole discretion, may, upon notice to Account Holder, participate in, or assume and control, the prosecution or defense, or enforcement of any judgment of such legal actions or suits, at Account Holder's expense.

14. ARBITRATION

Any dispute, potential claim, question, or disagreement arising from or relating to this Agreement or the breach thereof (collectively, a "**Dispute**"), will be finally settled by binding arbitration administered by the American Arbitration Association in Clark County, Nevada. Account Holder consents to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such Dispute and waives any right it may have to object to either the method or jurisdiction for such Dispute. In the event of any Dispute between the Parties, the prevailing Party shall be entitled to recover damages plus reasonable costs and attorney's fees. The decision of the arbitrator shall be final, binding, and enforceable in any court. For the avoidance of doubt, Account Holder hereby waives any right to trial by jury in any lawsuit, action, proceeding, or counterclaim arising out of this Agreement. Account Holder agrees that it will not bring or participate in any putative or certified class action.

15. GENERAL PROVISIONS

15.1   No Third-Party Beneficiaries. This Agreement is not intended to and will not be construed to give any third party, including, for the avoidance of doubt, any Authorized Integrator or Service Provider, any interest or rights (including any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided in this Agreement.

15.2   Force Majeure.   Prime Trust will not be liable to any extent to Account Holder, including for any costs or expenses, for any failure to perform or delay in the performance by Prime Trust or any Service Provider, in each case, of its obligations under this Agreement to the extent such failure or delay is caused by or results from a Force Majeure Event. For the purposes of this Agreement, a "**Force Majeure Event**" means an event caused by a circumstance beyond Prime Trust's reasonable control, including natural catastrophes, fire, flood, earthquake, explosion, pandemic or local epidemic, war, hostilities, or other action by a state actor, public power outages, civil unrests and conflicts, labor strikes or extreme shortages, acts of terrorism or espionage, supply shortages, interruptions or delays in transportation or communications, Domain Name Server issues outside Prime Trust's direct control, technology attacks, cyberattack or malfunction on the Blockchain network or protocol, or governmental action rendering performance illegal or impossible.

15.3   Notices.

(a) All notices required or permitted in accordance with this Agreement will be in writing and delivered by courier or electronic mail (except for service of legal process, which will be by courier). Any notice or other communications Prime Trust sends in accordance with this Section 15.3 will be deemed to have been delivered, whether you actually receive them or not: (i) if sent by email or any other SMTP delivery service chosen by Prime Trust, when sent; and (ii) if sent to a physical address by courier, when delivered to such address.

(b) Notices will be delivered to the addresses on record, which:

(i) if to Prime Trust will be to by email to support@primetrust.com; if by courier, to:

Prime Trust, LLC
330 S. Rampart Blvd.
Las Vegas, NV, 89145

(ii) if to Account Holder, to the email address or physical address on file for your Account. A Party's email addresses or physical address may be changed from time to time by either Party by providing written notice to the other in the manner set forth above.

15.4   Execution in Counterparts and by Electronic Means. This Agreement may be executed in counterparts and by electronic means, and the Parties agree that such electronic means and delivery will have the same force and effect as delivery of an original document with original signatures.

15.5   Entire Agreement.   This Agreement includes any exhibits, schedules, and attachments referenced herein, all of which are incorporated herein by this reference. This Agreement is the final, complete, and entire agreement of the Parties. This Agreement supersedes any prior written agreements or oral agreements between the Parties.

15.6   Amendments. This Agreement may be amended or otherwise modified by Prime Trust in its sole discretion at any time. Such amendments or modifications will be effective thirty (30) days after Account Holder receives notice of such revision electronically via the email address for the Account shown on the records of Prime Trust.

15.7   Remedies Cumulative. Prime Trust will have all of the rights and remedies provided by Applicable Law in addition to the rights and remedies set forth in this Agreement. All of Prime Trust's rights and remedies are cumulative and may be exercised from time to time, and the pursuit of one right or remedy will not constitute an exclusive election or otherwise preclude or limit its pursuit of any other or additional right or remedy.

15.8   Severability. Any provision of this Agreement that is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, such provision will be interpreted to accomplish the objectives of the provision to the greatest extent possible under Applicable Law.

15.9 Assignment. Account Holder may not assign, or otherwise transfer, including by operation of law, any of its rights, obligations, or performance under this Agreement. Any such attempted transfer by Account Holder will be void. For the avoidance of doubt, Prime Trust may assign, hypothecate, or otherwise transfer, including by operation of law, any of its rights, obligations, or performance under this Agreement at any time without notice to Account Holder.

15.10 Use of Affiliates and Service Providers.   Prime Trust may provide Services through any affiliate or Service Provider as directed by Prime Trust from time to time.

15.11 No Waiver of Contractual Right.   The failure of Prime Trust to enforce any provision of this Agreement will not be construed as a waiver or limitation of Prime Trust's right to subsequently enforce and compel strict compliance with every provision of this Agreement. A waiver or consent given on one occasion is effective only in that instance and will not be construed as a bar to or waiver of any other right on any other occasion.

15.12 Non-Exclusivity.   Nothing in this Agreement will limit or restrict Prime Trust from providing services to any other person, including any services that are similar or identical to some or all of the Services.

15.13 Governing Law.   This Agreement is governed by, and construed exclusively in accordance with, the laws of the State of Nevada, without regard to its conflicts of laws provisions or rules.

15.14 Survival.   Any expiration or termination of this Agreement will not affect any accrued claims, rights or liabilities of Prime Trust, and all provisions which must survive to fulfill their intended purposes, or by their nature are intended to survive such expiration or termination will survive, including <u>Section 3</u>, <u>Section 9</u>, <u>Section 10</u>, <u>Section 11</u>, <u>Section 12</u>, <u>Section 13</u>, <u>Section 14</u>, and this <u>Section 15</u>.

15.15 Interpretation. All pronouns and any variation thereof will be deemed to refer to all persons, and to the singular or plural, as the identity of the person or persons may require for proper interpretation of this Agreement. The section headings in this Agreement are intended solely for convenience of reference and will be given no effect in the construction or interpretation of this Agreement.

Each Party agrees to the terms of this Agreement and any documents incorporated herein as of the last signature date below.

ACCOUNT HOLDER

Signature:

Name:

Title:

Date:

PRIME TRUST, LLC

Signature:

Name:

Title:

Date:

FORM OF PROXY

Irrevocable Proxy

Reference is hereby made to that certain Subscription Agreement ("**Subscription Agreement**") between Hawaiian Bros Inc., a Delaware corporation (the "**Company**"), and the undersigned (the "**Holder**"), and that certain Instrument (the "**Instrument**") dated [Date of Instrument] between the Company and Republic Investment Services LLC, as nominee ("**Nominee**"), in which the Holder holds a beneficial interest. In connection with the Holder's beneficial interest in the Instrument pursuant to the Subscription Agreement, the Holder and Nominee hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

   a. With respect to all of the shares of Common Stock (as such term is defined in the Instrument) issued by the Company for which Nominee is the legal record owner as of the date of this irrevocable proxy or any subsequent date (the "**Proxy Common Stock**"), to the extent the Holder may be deemed to possess any voting rights with respect to any of such shares of Proxy Common Stock, the Holder hereby grants to Nominee an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Proxy Common Stock in any manner that Nominee may determine in its sole and absolute discretion. For the avoidance of doubt, Nominee (rather than the Holder) will vote the Proxy Common Stock with respect to all stockholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Proxy Common Stock may be entitled to vote by order of law. The Nominee hereby agrees to vote the Proxy Common Stock on any matter voted on by the stockholders at any meeting thereof (including actions by written consent in lieu of a meeting) consistently with (i) the vote cast by the holders of the shares of Common Stock subject to that certain Stockholders Agreement, entered into as of July 11, 2021, by and among Cameron McNie, Tyler McNie, Joel Worcester and Paul Worcester and certain of their affiliates and related entities and the Company (the "**Stockholders Agreement**"), or if the Stockholders Agreement has been terminated, (ii) the majority of the votes cast on any matter voted on by the stockholders of the Company at any meeting thereof. This proxy revokes any other proxy granted by the Holder at any time with respect to the Proxy Common Stock.

   b. The Nominee shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Nominee's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Nominee's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Nominee or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c. This irrevocable proxy is coupled with an interest and shall expire as to the Proxy Common Stock on the date upon which such Proxy Common Stock is released from the Holder's Custodial Account, which date shall be the earlier of (i) the date of the termination of the Lock-Up Period (as such term is defined in the Instrument) and (ii) the date the Company provides written notice to Nominee instructing Nominee to transfer the Proxy Common Stock subject to the Instrument from the

Custodial Accounts to the respective accounts designated by each Holder.

2. **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Proxy Common Stock or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Nominee as follows:

   a. The Holder has all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

   b. There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Proxy Common Stock be voted in any specific manner other than pursuant to this irrevocable proxy, and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Nominee may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Instrument, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Nominee may otherwise have available.

5. **Defined Terms**. Capitalized terms not otherwise defined herein shall have the meanings ascribed to therein in the Instrument.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Holder, the Company and the Nominee.

7. **Assignment**.

   a. In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Proxy Common Stock, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Nominee substantially identical to this irrevocable proxy.

   b. The Nominee may transfer its rights as the Nominee under this instrument after giving prior written notice to the Holder; *provided*, such assignee must be a qualified nominee.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected,

prejudiced, or disturbed thereby.

<center>(*Signature page follows*)</center>

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered as of [_____], 2022.

HOLDER:

By:_____
Name: [Investor Name]
Title: [If Applicable]
Date: [_____], 2022

Republic Investment Services LLC

By:_____
Name:
Title:
Date: [_____], 2022